As filed with the Securities and Exchange Commission on October 27, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Thomas P. McGuinness

President and Chief Executive Officer

InvenTrust Properties Corp.

2809 Butterfield Road

Oak Brook, Illinois 60523

(855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland	Scott W. Wilton
Latham & Watkins LLP 330 North Wabash Avenue	Executive Vice President, General Counsel and Secretary
Suite 2800	InvenTrust Properties Corp.
Chicago, Illinois 60611	2809 Butterfield Road
(312) 876-7700	Oak Brook, Illinois 60523
(855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$200,000,000(a)	$23,180(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, equals $115.90 per million dollars of the aggregate value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by InvenTrust Properties Corp., a Maryland corporation (the “Company”), to purchase for cash up to $200 million in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $42 million assuming a purchase price at the low end of the range or $51 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $2.94 or less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2016	InvenTrust Properties Corp.

	By:	/s/ Thomas P. McGuinness
Thomas P. McGuinness President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 27, 2016

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of “Not In Good Order” Letter to Stockholders

(a)(1)(F)*	Form of Confirmation Letter to Stockholders

(a)(1)(G)*	Form of Withdrawal Letter

(a)(1)(H)*	Form of Payment Letter

(a)(1)(I)*	Form of Rejection Letter

(a)(1)(J)*	Form of Letter Notifying Shareholder of Late Receipt of Letter of Transmittal

(a)(5)(A)*	Press Release issued October 27, 2016

(a)(5)(B)*	Summary Advertisement in Wall Street Journal, dated October 27, 2016

(a)(5)(C)*	Tender Offer Talking Points

(d)(A)	The Inland American Real Estate Trust, Inc. 2014 Share Unit Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on September 22, 2014).

(d)(B)	Form of Inland American Real Estate Trust, Inc. Share Unit Award Agreement (Contingency) (incorporated by reference to Exhibit 10.9 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on September 22, 2014)

(d)(C)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Form S-8 Registration Statement, as filed by the Registrant with the SEC on June 19, 2015)

(d)(D)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(E)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(F)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 15, 2016)

(d)(G)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on November 12, 2015)

*	Filed herewith.